UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Marine Harvest ASA
(Name of Issuer)

Ordinary Shares, having a nominal value NOK 7.5 per share
(Title of Class of Securities)

56824R205**
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[x]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the ordinary shares, having a nominal value NOK 7.5 per share ("Ordinary Shares"), of the Issuer. CUSIP number 56824R205 has been assigned to the American Depositary Shares ("ADSs") of the Issuer, which are listed on the New York Stock Exchange under the symbol "MHG". Each ADS represents one Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	56824R205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Geveran Trading Co. Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

117,351,603

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

117,351,603

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

117,351,603

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

28.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	56824R205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenwich Holdings Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

117,351,603

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

117,351,603

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

117,351,603

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

28.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	56824R205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C.K. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

117,351,603

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

117,351,603

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

117,351,603

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

28.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	56824R205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Fredriksen*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

117,351,603

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

117,351,603

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

117,351,603

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

28.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Mr. Fredriksen may be deemed to beneficially own 117,351,603 Ordinary Shares of Marine Harvest ASA (the "Issuer") through his indirect influence over Geveran Trading Co. Ltd. and Greenwich Holdings Ltd., the shares of which are held in a trust (the "Trust"). The beneficiaries of the Trust are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 117,351,603 Ordinary Shares except to the extent of his voting and dispositive interests in such Ordinary Shares. Mr. Fredriksen has no pecuniary interest in the 117,351,603 Ordinary Shares.

CUSIP No.	56824R205

Item 1.	(a).	Name of Issuer:

Marine Harvest ASA

(b).	Address of issuer's principal executive offices:

P.O. Box 4102 Sandviken 5835 Bergen, Norway

Item 2.	(a).	Name of person filing:

Geveran Trading Co. Ltd. Greenwich Holdings Ltd. C.K. Limited John Fredriksen

(b).	Address or principal business office or, if none, residence:

Geveran Trading Co. Ltd.
c/o Seatankers Management Co. Ltd.
P.O. Box 53562
CY-3399 Limassol, Cyprus

Greenwich Holdings Ltd.
c/o Seatankers Management Co. Ltd.
P.O. Box 53562
CY-3399 Limassol, Cyprus

C.K. Limited
13 Castle Street
St. Helier
Jersey

John Fredriksen
c/o Seatankers Management Co. Ltd.
P.O. Box 53562
CY-3399 Limassol, Cyprus

(c).	Citizenship:

Geveran Trading Co. Ltd. – Cyprus Greenwich Holdings Ltd. – Cyprus C.K. Limited – Jersey John Fredriksen – Cyprus

(d).	Title of class of securities:

Ordinary Shares, having a nominal value NOK 7.5 per share

(e).	CUSIP No.:

56824R205**

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Geveran Trading Co. Ltd. – 117,351,603 Greenwich Holdings Ltd. – 117,351,603 C.K. Limited – 117,351,603 John Fredriksen – 117,351,603

(b)	Percent of class:

Geveran Trading Co. Ltd. – 28.6% Greenwich Holdings Ltd. – 28.6% C.K. Limited – 28.6% John Fredriksen – 28.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	Geveran Trading Co. Ltd. – 117,351,603 Greenwich Holdings Ltd. – 117,351,603 C.K. Limited – 117,351,603 John Fredriksen – 117,351,603

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	Geveran Trading Co. Ltd. – 117,351,603 Greenwich Holdings Ltd. – 117,351,603 C.K. Limited – 117,351,603 John Fredriksen – 117,351,603

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9.I	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not Applicable

Item 10.	Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015
(Date)

GEVERAN TRADING CO. LTD.

/s/ Demetrios Antoniou Hannas
(Signature)

Demetrios Antoniou Hannas
Director
(Name/Title)

GREENWICH HOLDINGS LTD.

/s/ Demetrios Antoniou Hannas
(Signature)

Demetrios Antoniou Hannas
Director
(Name/Title)

C.K. LIMITED

/s/ Demetrios Antoniou Hannas
(Signature)

Demetrios Antoniou Hannas
Director
(Name/Title)

/s/ John Fredriksen
(Signature)

John Fredriksen
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G relating to the common stock of Ship Finance International Limited shall be filed on behalf of the undersigned.

February 17, 2015
(Date)

GEVERAN TRADING CO. LTD.

/s/ Demetrios Antoniou Hannas
(Signature)

Demetrios Antoniou Hannas
Director
(Name/Title)

GREENWICH HOLDINGS LTD.

/s/ Demetrios Antoniou Hannas
(Signature)

Demetrios Antoniou Hannas
Director
(Name/Title)

C.K. LIMITED

/s/ Demetrios Antoniou Hannas
(Signature)

Demetrios Antoniou Hannas
Director
(Name/Title)

/s/ John Fredriksen
(Signature)

John Fredriksen
(Name/Title)